# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chagee Holdings Ltd., CIK 0002013649
CUSIP: 15743P104
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 15/F, IFS BUILDING 2, HONGXING ROAD, JINJIANG DISTRICT, CHENGDU, SICHUAN, China (F4), 610000
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002076930

## Reporting persons
- Junjie Zhang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 98,872,575; shared voting power 0; sole dispositive power 65,402,790; shared dispositive power 0; aggregate amount beneficially owned 98,872,575 (53.2% of the class)
  Comment: Note to Row 5: The 98,872,575 shares beneficially owned with sole voting power include (i) 65,274,107 Class B ordinary shares held by Partea Ltd., a company controlled by Inaction Investment Limited, which in turn is wholly owned by Inaction Holding Limited. Each Class B ordinary share is entitled to ten (10) votes. Inaction Holding Limited is controlled by Jay Seventeen Trust, a trust established under the laws of Cayman Islands and managed by Trident Trust Company (Cayman) Limited as the trustee. Mr. Junjie Zhang is the settler, protector and beneficiary of the trust, retaining the investment power and voting power with respect to the assets of the trust, (ii) 128,683 Class A ordinary shares underlying the options held by Mr. Junjie Zhang that are exercisable within 60 days after June 30, 2025, and (iii) 33,469,785 Class A ordinary shares beneficially owned by certain minority shareholders of the Issuer and some of directors and executive officers of the Issuer, namely Mr. Dengfeng Yin and Mr. Mian Lu. Mr. Junjie Zhang exercises voting power over these 33,469,785 Class A ordinary shares through irrevocable proxy and power of attorney arrangements with such shareholders. Mr. Junjie Zhang may be deemed to have beneficial ownership of these Class A ordinary shares. Mr. Junjie Zhang disclaims economic interests associated with these Class A ordinary shares.
  
  Note to Rows 7 and 9: The 65,402,790 shares beneficially owned with sole dispositive power include (i) 65,274,107 Class B ordinary shares held by Partea Ltd. and (ii) 128,683 Class A ordinary shares underlying the options held by Mr. Junjie Zhang that are exercisable within 60 days after June 30, 2025.
  
  Note to Row 11: Based on the quotient obtained by dividing (a) 98,872,575, the sum of the Class A ordinary shares and the Class B ordinary share beneficially owned by the Reporting Person as set forth in Row 9, by (b) the sum of (i) 120,478,383 Class A ordinary shares and (ii) 65,274,107 Class B ordinary shares issued and outstanding as of June 30, 2025 as provided by the Issuer and (iii) 128,683 Class A ordinary shares underlying the options held by Mr. Junjie Zhang that are exercisable within 60 days after June 30, 2025.
- Partea Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 65,274,107; shared voting power 0; sole dispositive power 65,274,107; shared dispositive power 0; aggregate amount beneficially owned 65,274,107 (35.1% of the class)
  Comment: Note to Rows 5, 7 and 9: Representing 65,274,107 Class B ordinary shares held by Partea Ltd., a company controlled by Inaction Investment Limited, which in turn is wholly owned by Inaction Holding Limited. Inaction Holding Limited is controlled by Jay Seventeen Trust, a trust established under the laws of Cayman Islands and managed by Trident Trust Company (Cayman) Limited as the trustee. Mr. Junjie Zhang is the settler, protector and beneficiary of the trust, retaining the investment power with respect to the assets of the trust.
  
  Note to Row 11: Based on the quotient obtained by dividing (a) 65,274,107 Class B ordinary share beneficially owned by the Reporting Person as set forth in Row 9, by (b) the sum of (i) 120,478,383 Class A ordinary shares and (ii) 65,274,107 Class B ordinary shares issued and outstanding as of June 30, 2025 as provided by the Issuer.

## Item 1. Issuer
Name of issuer: Chagee Holdings Ltd.
Address of issuer's principal executive offices: Tower B, Hongqiao Lianhe Building, No. 99 Kaihong Road, Changning District, Shanghai, China, 200051

## Item 2. Person Filing
Name of person filing:
Junjie Zhang
Partea Ltd.
(Collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The business address of the Reporting Persons is Tower B, Hongqiao Lianhe Building, No. 99 Kaihong Road, Changning District, Shanghai, People's Republic of China, 200051.
Citizenship:
Junjie Zhang: People's Republic of China
Partea Ltd.: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to each of the Reporting Person is hereby incorporated by reference herein.
Shared power to vote or to direct the vote: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to each of the Reporting Person is hereby incorporated by reference herein.
Sole power to dispose or to direct the disposition: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to each of the Reporting Person is hereby incorporated by reference herein.
Shared power to dispose or to direct the disposition: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to each of the Reporting Person is hereby incorporated by reference herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Junjie Zhang: /s/ Junjie Zhang, Junjie Zhang (08/14/2025)
- Partea Ltd.: /s/ Junjie Zhang, Junjie Zhang / Director (08/14/2025)